Mail Stop 4561

November 10, 2008

James P. Doyle
Chief Financial Officer, Secretary and Treasurer
McIntosh Bancshares, Inc.
210 South Oak Street
Jackson, Georgia 30233

> **Re:** **McIntosh Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2008**
> **File No. 0-49766**

Dear Mr. Doyle:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reasons for participating in the Capital Purchase Program

1. Discuss why you plan to paticipate in the Capital Purchase Program.

Impact of the Capital Purchase Program

2. Describe the material terms of the securities and warrants you will issue to the Treasury Department under the Program.

3.      Disclose the estimated proceeds of your proposed sale of securities to the  Treasury Department and disclose how you expect to use them.

4.      Please discuss how your participation in the Capital Purchase Program may
-   impact the holders of any outstanding senior classes of your securities;
-   impact the rights of your existing common shareholders;
-   dilute the interests of your existing common shareholders;
-   require you to expand your board of directors to accommodate Treasury Department appointments to it;
-   require you to register for resale securities you have issued to the Treasury Department; and
-   impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

5.      In light of your statement that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program, please revise to disclose that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

6.      Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

7.      Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Financial Statements

8.      Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.  We note that you have not included financial information in your proxy statement.  Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

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Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3464 with any questions.

                    Sincerely,


                    Kate McHale
                    Attorney-Adviser